29903 Agoura Road Agoura Hills, CA 91301 (818) 871-8542 (818) 871-8742 fax

May 19, 2009

VIA EDGAR AND FACSIMILE

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	THQ Inc.
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed May 28, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 6, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
Filed February 5, 2009
File No. 000-18813

Dear Ms. Collins:

This letter sets forth the responses of THQ Inc. (“THQ”, the “Company”, “we” or “our”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Staff’s review of our response letter dated March 30, 2009 in connection with the above-referenced filings, as contained in your letter dated April 21, 2009 (the “Letter”).

We understand that the purpose of your review is to assist us in enhancing the overall disclosure in our filing and in complying with the applicable disclosure requirements.  Thus, our responses herein are intended to enhance and/or explain the disclosures contained in the above-referenced filings.

THQ’s responses set forth below correspond to the comments as numbered in the Staff’s letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Item 1. Business, page 1

Strategy, page 2

Comment:

1.              We note your response to our prior comment 1, involving the comment to file your license agreement with the WWE under Item 601(b)(10)(ii)(B) of Regulation S-K.  We will be in contact with you promptly to arrange a conference call to discuss the matter further.

Response:

Thank you for the recent opportunity to discuss with the Staff our position with respect to Comment #1.  As requested by the Staff, the following discussion summarizes and confirms the key points that we presented on our call with respect to the question of whether the Company is required under Item 601(b)(10)(ii)(B) of Regulation S-K to file a copy of our license agreement with World Wrestling Entertainment (“WWE”).

Because the WWE license agreement was entered into in the ordinary course of the Company’s business, the agreement is not required to be filed under Item 601(b)(10)(ii) of Regulation S-K, unless the Company is “substantially dependent” on it.  We have readily conceded that the WWE license, which represented approximately 22% of  our revenues in the year ended March 31, 2009, is a significant contract for us, and we have treated it as such in our past Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  However, we do not believe that it can be fairly said that our business is substantially dependent on the WWE license.  We believe that the plain meaning of the words “substantially dependent” in Item 601(b)(10)(ii) of Regulation S-K clearly suggests that the Rule is intended to require filing of a contract where the registrant lacks viable alternatives that would provide the same benefits as those provided by the contract in question and where the registrant’s ability to continue its business would be precluded or imperiled if the contract were lost or had never been executed.

As we discussed, our conclusion is based on the following factors:

•                 There is significant fluctuation from year to year in the sales of individual video game titles as a result of changing consumer tastes, which are not easily predicted.  The popularity with consumers of individual game titles in the Company’s portfolio fluctuates significantly over the long term.  For example, over the last five fiscal years, our WWE titles have represented anywhere from 14% to 23% of our total revenues.

•                 The profits accruing to the Company from sales of WWE games are lower than those accruing from sales of many of our other games, because our WWE license arrangement is burdened by significant payments under our joint venture with JAKKS Pacific with respect to the WWE license, which are recorded as venture partner expense in our income statements.  In our fiscal 2009 year, for example, venture partner expense attributable to revenues from WWE titles amounted to approximately $20 million.

•                 Our business model must assume and plan for the rise and fall in revenues of all of our products, and as a result we continually evaluate new license and game development opportunities.  However, because our game development and marketing resources are necessarily limited, we cannot pursue every opportunity for the creation and sale of a game that we anticipate is likely to be profitable for the Company.  If we believed that our WWE license were to be lost in the near future, we would immediately re-direct the significant resources assigned to our WWE games to other opportunities.  Moreover, it is unlikely that we would lose the benefit of our WWE license without sufficient advance warning that would enable us to plan for and implement the re-direction of licensing, development and marketing efforts to other products to replace any revenues lost from our WWE titles.

•                 The loss of the WWE license would not affect our rights to the underlying game code.  As a result, although the licensed WWE name, logo and other content appearing in the game would have to be eliminated, we could potentially re-brand and sell products based upon the same game code.  Although that could be done under a newly created Company-owned product, we could also pursue a license or licenses that we believe would be available from other licensors with name recognition among the game-buying public.  By offering such games under a brand that is known to consumers, we believe that in the long term we would retain a significant portion of revenues currently attributable to the WWE license.  The initial WWE games that we released were based upon code we created for our previous wrestling license.  In addition, although the re-branding of the WWE games may require additional initial development costs, depending upon whether the new game includes licenses and the terms of those licenses, such re-branding could result in greater margins from any sales of such new games compared to the margins received on sales of WWE games.

In short, we do not believe that the Company is substantially dependent on our WWE license agreement.   As we have done throughout the Company’s history, we would respond to any loss of revenues from WWE games by re-deploying the game assets and by re-focusing our resources on other product licensing and development opportunities that we believe would generate significant revenues to replace any lost revenues from WWE games in the long term.

Item 15. Exhibits and Consolidated Financial Statement Schedules, page 100

Comment:

2.              In your response to prior comment 11 from our letter dated January 30, 2009, you discussed the various exhibits marked on the exhibit index as having portions omitted, pursuant to requests for confidential treatment.  You differentiated those that were still in effect and required confidential treatment, from those that had expired.  We note, however, that exhibits 10.20 and 10.29 are not marked as having portions omitted, yet appear to have portions redacted.  You do not appear to have submitted requests for confidential treatment for these exhibits.  Please advise.

Response:

Exhibit 10.20 is the PlayStation® 2 Licensed Publisher Agreement, dated as of July 28, 2003 between Sony Computer Entertainment Europe Limited and THQ International Limited (incorporated by reference to Exhibit 10.1 to our September 2003 10-Q). Our records reflect that we filed a request for confidential treatment with respect to this agreement on February 3, 2004.  An order was granted allowing such request for confidential treatment, which order expired on March 31, 2008.  We submitted a confidential treatment request on May 19, 2009 requesting an extension of confidential treatment with respect to this agreement.

Exhibit 10.29 is an Amendment to the Xbox™ Publisher Licensing Agreement (Platinum Hits Family Programs), dated as of March 15, 2004 (incorporated by reference to Exhibit 10.30 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2004).  Our records reflect that we filed a request for confidential treatment with respect to this agreement on June 14, 2005.  An order was granted allowing such request for confidential treatment, which order expired on November 15, 2007.  Since we no longer publish games on this platform, we no longer require confidential treatment with respect to this Agreement.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 6. Exhibits, page 39

Exhibit 10.1

Comment:

3.              As noted in prior comment 3, we are in receipt of your confidential treatment application submitted February 20, 2009.  Please ensure that the exhibit index for your Form 10-K for the fiscal year ended March 31, 2009 reflects all confidential treatment requests.

Response:

We will ensure that our exhibit index for our Form 10-K for the fiscal year ended March 31, 2009 reflects all confidential treatment requests.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Note 5. Goodwill, page 11

4.              We note your response to our prior comment 8 that the Company believes the risk factors and trends disclosed in the September 30, 2008 Form 10-Q addressed the potential negative factors which existed at the time you filed the September 30, 2008 Form 10-Q.  While we also note your discussions regarding the impact that the current economic conditions have had and are expected to have on your kids licensed business, such disclosures appear to focus on the impact to the Company’s net sales and operating income but do not address the potential effect or impact on the Company’s financial position.  Please explain further how you determined that the Company adequately addressed the potential impact of those trends on your financial position (i.e. impairment of assets such as goodwill) in your September 30, 2008 Form 10-Q.  We refer you to SEC Release No. 33-6835.  Also, tell us how you considered quantifying the impact of such trends on the Company’s earnings and financial position pursuant Section III.B.3 of SEC Release No. 33-8350.

5.              Also, please tell us when you determined that a triggering event occurred requiring you to perform an interim goodwill impairment analysis as well as when you performed the impairment analysis.  Additionally, given the significance of this impairment charge, tell us why you believed that a separate risk factor was not necessary at the time of your filing of your September 30, 200[9] Form 10-Q given the decline in your stock price.

Response to #4 and #5:

During the period from September 26, 2008 (the last trading day of our third quarter of fiscal 2009) through October 21, 2008, the closing price of our common stock ranged from $12.35 to $9.12 per share which resulted in a market capitalization in excess of our September 26, 2008 book value of approximately $603 million (note that there were two days, October 8, 2008 and October 9, 2008, where our market capitalization dipped slightly below our book value).  We believed that the decline in our stock price during this period was principally due to the broader, macroeconomic conditions given similar movements in overall markets such as the Dow Jones Industrial Average, which were not inconsistent with other companies in our industry.

During the period from October 22, 2008 through November 5, 2008 (the last day prior to the filing of our September 30, 2008 Form 10-Q), the closing price of our common stock ranged from $8.51 to $6.55 per share, which resulted in a market capitalization lower than our September 27, 2008 book value of approximately $603 million.  This translates to an implied control premium range of approximately 6% to 37% which we believe was a reasonable control premium based upon recent transactions in our industry.  Blizzard acquired Activision at a 30% control premium while the offer by Electronic Arts to purchase Take Two Interactive was at a 50% control premium based upon the trading price of the shares at the respective time of acquisition or proposed acquisition.  Further, based on our operational forecasts, which used the best information that was available to us at the time of the filing, we anticipated to be profitable during our third quarter of fiscal 2009, which is our most important quarter in terms of revenues due to the holiday shopping season.  Although we anticipated lower sales during our third quarter of fiscal 2009 versus the prior year comparable quarter, we did not believe there would be a material adverse impact to our financial position.  Based on the factors noted above, we did not believe there was a triggering event with respect to goodwill impairment prior to the filing of our September 30, 2008 Form 10-Q.  Further, we did not believe a separate risk factor pertaining to the potential impairment of assets (i.e. goodwill) was necessary.

We filed our September 30, 2008 Form 10-Q on November 6, 2008.  During the period from November 6, 2008 through December 26, 2008 (the last day of our third quarter of fiscal 2009), the closing price ranged from $4.68 to $3.77 per share which resulted in a market capitalization substantially below our September 27, 2008 book value of approximately $603 million and indicated an implied control premium range of approximately 92% to 139%, which we believe was not supportable.  Given the severity of the decrease in the stock price over this period, as well as the length of time that it had remained depressed, we determined that there was a triggering event which required us to perform an interim test for the impairment of goodwill.

We completed this analysis in early December, and given the information available to us at the time (as actual holiday sales figures had not yet been reported), the resulting fair market value exceeded the book value of our assets by a significant amount.  However, in connection with the preparation of our results for the third quarter of fiscal 2009 in early January 2009, we determined that the actual holiday sales results were significantly lower than anticipated, resulting in the preparation of a revised forecast.  These factors, as well as the fact that our market capitalization remained significantly below the value of our net assets for a sustained period of time caused us to update our previous impairment test, which resulted in a fair value that was below our book value and led to the ultimate impairment of goodwill during our third quarter of fiscal 2009.

The following discussion pertains to the portions of the Staff’s question #4 that are not addressed above, regarding the potential effect or impact of trends on the Company’s financial position and quantifying the impacts of those trends on the Company’s earnings and financial position.

While we believe it is inherently understood that risk factors and trends related to profitability can ultimately impact our financial position, we have considered the Staff’s comments and will enhance our future filings to specifically express the link between the two. Specifically, we will address the potential impairment impacts to items such as software development, licenses, and other long-lived assets. In addition, we did not consider quantifying the impact of the trend in our kids licensed business, as we believe such trends are dependent upon numerous factors that we are unable to estimate (such as the timing of competitor releases, consumer purchasing trends, as well as general macroeconomic conditions).  However, in response to the Staff’s comment, we will enhance future filings to quantify the portion of our business that is represented by kids licensed products and could be impacted by such trends.

Item 6. Exhibits, page 43

Exhibit 10.1 and 10.2

6.              We note that these exhibits have portions redacted, and that your exhibit index states that these portions have been omitted and submitted separately, pursuant to a request for confidential treatment.  However, there does not appear to be any such requests on file.  Please advise.

Response:

We have filed a Confidential Treatment Request, dated May 7, 2009, with respect to Exhibits 10.1 and 10.2 to our Form 10-Q for our quarter ended December 31, 2008.

The Company believes that our responses herein satisfy the Staff’s requests set forth in the Letter.  THQ will revise future filings as provided above.

Please direct any additional questions or comments to me at (818) 871-8542.  My fax number is (818) 871-8742.

Very truly yours,
/s/ Sheryl Kinlaw
Sheryl Kinlaw
Senior Counsel / Securities Counsel

cc:                       Brian J. Lane,  Gibson, Dunn & Crutcher LLP